EXHIBIT 3.3

CERTIFICATE OF CORRECTION

TO THE

CERTIFICATE OF INCORPORATION

OF

ECOSPHERE TECHNOLOGIES, INC.

Ecosphere Technologies, Inc., a Delaware corporation (the “Company”), certifies that:

1.

The name of the Company is Ecosphere Technologies, Inc.

2.

In September 2006, the Company merged with UltraStrip Systems, Inc. (“UltraStrip”), a Florida corporation, with the Company as the surviving corporation.

3.

In March 1999, UltraStrip issued Series A Preferred Stock (“Series A”), with each share of Series A convertible into 6,000 shares of common stock.

4.

Subsequently, UltraStrip effected a four-to-one split of its common stock.

5.

UltraStrip’s Articles of Incorporation in Florida and each subsequent amendment, did not contain an adjustment provision providing for an adjustment of the Preferred Stock conversion rates in the event of a stock split on the common stock. That failure was a scrivener’s error. The Company’s Certificate of Incorporation contained the same provisions as in the UltraStrip Articles of Incorporation, thus perpetuating the scrivener’s error.

6.

The Certificate of Incorporation requires corrections as permitted by Section 103 of the Delaware General Corporation Law.

7.

The inaccuracies or defects of the Certificate of Incorporation are:

(a)

The Series A Preferred Stock in the Certificate of Incorporation should be convertible into 24,000 shares of the Company’s common stock.

(b)

The Certificate of Incorporation inadvertently omitted language relating to adjustments to the Series A and Series B Preferred Stock referenced in Section 4, for stock splits, dividends and mergers or reorganizations.

8.

The following corrections shall be made to the Company’s Certificate of Incorporation:

(a)

The second paragraph of Section 4(c)(v) shall be deleted and replaced by the following:

Each share of Series A Preferred Stock shall be convertible into twenty four thousand (24,000) Conversion Shares.

(b)

Section 4(e)–4(j) shall be added to the Certificate of Incorporation stating the following:

(e)

Adjustment for Stock Splits and Combinations.  If the Company shall at any time or from time to time effect a subdivision or combination of the outstanding common stock without a comparable subdivision or combination of the Series A and Series B Preferred Stock, the number of Conversion Shares issuable upon conversion of the Series A and Series B  following that subdivision or combination shall be proportionately increased or decreased. Any adjustment under this Section 4(e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(f)

Adjustment for Certain Dividends and Distributions.  In the event the Company at any time or from time to time shall make or issue, or fix a record date for the determination of holders of common stock entitled to receive, a dividend or other distribution payable on the common stock in additional shares of common stock, then and in each event the number of Conversion Shares issuable as of the record date shall be proportionately increased by multiplying the number of Conversion Shares then issuable upon conversion of Series A and Series B (each, the “Conversion Price”) by a fraction:

(i)  the numerator of which shall be the total number of shares of common stock issued and outstanding immediately prior to the time of such issuance on the close of business on such record date, and the denominator of which shall be the total number of shares of common stock issued and outstanding immediately prior to the time of such issuance on the close of business on such record date plus the number of shares of common stock issuable in payment of such dividend or distribution;

(ii)  provided, however, that no such adjustment shall be made if the holders of Series A and Series B Preferred Stock simultaneously receive (i) a dividend or other distribution of shares of common stock in a number equal to the number of shares of common stock as they would have received if all outstanding shares of Series A and Series B Preferred Stock had been converted into common stock on the date of such event or (ii) a dividend or other distribution of shares of Series A and Series B Preferred Stock which are convertible, as of the date of such event, into such number of shares of common stock as is equal to the number of additional shares of common stock being issued with respect to each share of common stock in such dividend or distribution, and provided further, however that if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefore, the change to Series A and Series B Conversion Prices shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A and Series B Conversion Price shall be adjusted pursuant to this Section 4(f)as of the time of actual payment of such dividends or distributions.

(g)

Adjustments for Other Dividends and Distributions.  In the event the Company at any time or from time shall make or issue, or fix a record date for the determination of holders of capital stock of the Company entitled to receive, a dividend or other distribution payable in securities of the Company (other than a distribution of shares of common stock in respect of outstanding shares of common stock) or in other property, then and in each such event the holders of Series A and Series B Preferred Stock shall receive, simultaneously with the distribution to the holders of such capital stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series A and Series B Preferred Stock had been converted into common stock on the date of such event.

(h)

Adjustment for Merger or Reorganization, etc.  If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Company in which the common stock (but not the Series A and Series B Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4 (e), (f) or (g) of this Section 4), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A and Series B Preferred Stock shall thereafter be convertible in lieu of the common stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of common stock of the Company issuable upon conversion of one share of Series A and Series B Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Company) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series A and Series B Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series A and Series B Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A and Series B Preferred Stock.

(i)

Certificate of Adjustments.  On the occurrence of each adjustment or readjustment of the Series A and Series B Conversion Price pursuant to this Section 4, the Company at its expense shall, as promptly as reasonably practicable, but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms of this Section 4 and furnish to each holder of Series A and Series B Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series A and Series B Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based.  The Company shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series A and Series B Conversion Price, as applicable, then in effect, and (ii) the number of shares of common stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series A and Series B Preferred Stock, as applicable.

(j)

No Impairment.  The Company will not, without the appropriate vote of the shareholders under the Delaware General Corporation Law including approval by the holders of a majority of the Series A and Series B Preferred Stock, by amendment of this Certificate or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Certificate by this Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Preferred Stock against impairment.

9.

This Certificate of Correction to the Certificate of Incorporation was duly adopted and approved by the Board of Directors of this Company on the 2nd day of February, 2009 in accordance with Section 103(f) of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Correction as of the 3rd day of February, 2009.

ECOSHERE TECHNOLOGIES, INC.

By:	/s/ PATRICK HASKELL
Patrick Haskell, Chairman and Chief Executive Officer

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